MAIL STOP 3561

July 12, 2006

Mr. Eric Henderson, President
Bioforce Nanosciences Holdings, Inc.
1615 Golden Aspen Drive, Suite 101
Ames, Iowa 50010

   Re: Bioforce Nanosciences Holdings, Inc.
      Form 10-QSB for Fiscal Quarter Ended March 31, 2006
      Form 8-K filed March 2, 2006
      File Number 000-51074

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 2, 2006

Item 2.01 Completion of acquisition or disposition of assets

1. We note that you have accounted for the acquisition as reverse acquisition. In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. We note that the financial statements of BioForce as filed in the Form 8-K, were audited by McGowan Hurst Clark &

Smith, and that Moore & Associates audited Silver River Ventures' (Shell) financial statements prior to the merger. Please file an Item 4.01 Form 8-K to report the changes in and disagreements with accountants on accounting and financial disclosure and provide all disclosures required by Item 304 of Regulation S-B. In addition, provide a letter from the predecessor accountant indicating whether the firm agrees with your Item 304 disclosures or the extent to which it does not agree.

Form 10-QSB for the Fiscal Quarter ended March 31, 2006

Financial Statements, page 3

Statement of Stockholders' Equity, page 7

2. We note your disclosure in MD&A that you have expensed the warrants valued at $175,403 issued in the private placement. Please explain the transaction, disclose whether it has been issued for any services rendered and tell us how your expensing of the warrants complies with GAAP. Cite the specific accounting literature that supports your accounting. In addition, please disclose the methodology and specific assumptions used to determine the value of warrants.

3. We note from your disclosures in Form DEF 14C filed January 10, 2006 that an offering of units was proposed to be issued in the private placement, with each unit consisting of one share of common stock and a warrant to purchase an additional share of common stock. Tell us whether the private placement consisted of units, or only shares of common stock as indicated by your disclosure under Part II, Item 2 on page 12. If the private placement consisted of units, please revise your disclosure to include the material terms of the units sold, including the terms of the warrants. As applicable, please revise your disclosure in the financial statements to include: (i) whether the warrants may be exercised or settled in registered or unregistered shares, (ii) a discussion of the settlement methods (for example, net share settlement or net cash settlement, etc.) and (iii) describe any registration rights agreements and liquidated damage provisions, if any.

4. Please file all material agreements relating to the private placement as required by Item 601 of Regulation S-B, including the warrant, registration rights and related agreements as applicable.

5. We note that you have classified the entire proceeds of the private placement offering as equity. If warrants were issued as part of units included in the private placement, please tell us how you allocated the proceeds to the fair value of the warrants and disclose the methodology and major assumptions used to determine

the fair value of warrants. Tell us how you considered the guidance in EITF 00-19, paragraphs 12-32 (and if applicable, EITF 05-04) to determine that equity classification was appropriate. We may have additional comments after reviewing your response.

Item 3 – Controls and Procedures, page 12

6. We note your disclosure that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective to cause the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

7. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies